UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311 Mexico

        (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

Translation into English from original press release in Spanish, dated May 12, 2004.

         SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN NO. 108/ 2004

DATE: 05/12/ 2004

THE BOARD OF DIRECTORS FROM PEMEX APPROVES THE PROPOSAL
MADE BY MUNOZ LEOS TO REDUCE THE CORPORATE MANAGEMENT
OFFICES

•	The Corporate Management Offices are reduced from seven to four
•	Octavio Aguilar Valenzuela, new Corporate Administration Director

        During the ordinary meeting of the Board of Directors from Petróleos Mexicanos, chaired by the Energy Secretary, Felipe Calderón Hinojosa, the proposal from the General Director of PEMEX, Raúl Muñoz Leos, to restructure the Corporative area was approved, in order to fulfill the company’s need of operating more efficiently.

        In an environment of budgetary restrictions, Muñoz Leos observed the need to adjust the organization of the Corporate area with the purpose of focusing on the main projects of the institution.

        Thus, the Board of Directors accepted the proposal for eliminating three of the seven management offices of the Corporate area. The remaining offices shall assume the functions and responsibilities of such eliminated offices with the purpose of strengthening the strategic orientation of the company.

        The three corporate management offices that shall be eliminated are Strategic Planning, Industrial Safety and Environmental Protection, and Competitiveness and Innovation, which had been the responsibility of Roberto Osegueda Villaseñor, Rafael Fernández de la Garza and Othón Canales Treviño, respectively.

        On the other hand, during the meeting, Octavio Aguilar Valenzuela was appointed Corporate Administration Director in substitution of Moisés Orozco García, who shall act as Advisor to the General Management.

        Aguilar Valenzuela obtained a bachelor’s degree in Industrial Relations from the Iberoamericana University and has completed post-graduate studies in Administration at the University of California, Berkeley Campus and post-graduate studies in Advanced Administration of Human Resources at Cornell University.

        He has wide experience in the areas of human resources, labor relations, services, productivity, organization, motivation and political-labor environment.

        During his professional development, beginning in 1978, he has occupied management positions at the Ministry of Fishing, Condumex Services, the GBM Atlántico Financial Group and the Santander Mexicano Financial Group, and was President at AFAN, Consultores Internacionales, S.C.

        He has given conferences, workshops and courses in Chambers, Associations, Universities, Companies, Unions and national and international forums.

        Since 1981, he has been professor at Iberoamericana University. Between 1990 and 1992 has collaborated in the IPADE as researcher and university professor. He is the author of a hundred articles on several subjects and has collaborated with the COPARMEX, AMERI/AMEDIRH, CEUIA, Citizenship cause, Tarahumara Foundation.

        Until now, he has worked as Main Executive Officer at the Social Development Ministry.

*******

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petroleos Mexicanos
By: /s/ OCTAVIO ORNELAS ESQUINCA Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: May 19, 2004

FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.